

Free Writing Prospectus
Registration Statement No. 333-277211
May 29, 2026
Filed Pursuant to Rule 433
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Equity Index Underlying Supplement dated February 21, 2024)

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027

Trigger Performance Leveraged Upside Securities℠
Principal at Risk Securities

This document provides a summary of the terms of the PLUS. Investors must carefully review the accompanying free writing prospectus referenced below, prospectus, prospectus supplement and Stock-Linked Underlying Supplement, and the "Risk Considerations" on the following page, prior to making an investment decision.

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	July 13, 2027
Basket:	The basket is equally weighted and composed of three indices (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component value*
The Class A common stock of Bloom Energy Corporation	BE UN	10%	$
The common stock of EQT Corporation	EQT UN	10%	$
The ordinary shares of Eaton Corporation plc	ETN UN	10%	$
The common stock of GE Vernova Inc.	GEV UN	10%	$
The common stock of NextEra Energy, Inc.	NEE UN	10%	$
The ordinary shares of Trane Technologies plc	TT UN	10%	$
The Class A common stock of Vertiv Holdings Co	VRT UN	10%	$
The common stock of Vistra Corp.	VST UN	10%	$
The common stock of The Williams Companies, Inc.	WMB UN	10%	$
The common stock of Exxon Mobil Corporation	XOM UN	10%	$

*The initial component value for each basket component will be its official closing level on the pricing date.

Payment at maturity:	• If the final value is *greater than* the initial value: $1,000 + the leveraged upside payment, subject to the maximum payment at maturity • If the final value is *less than* the initial value: $1,000 x the basket performance factor *Under these circumstances, the payment at maturity will be less than or equal to the stated principal amount of $1,000 and could be zero. All payments on the PLUS are subject to the credit risk of HSBC.*
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	150.00%
Basket percent increase:	(final value – initial value) / initial value
Maximum payment at maturity:	At least $1,435.00 per PLUS (143.50% of the stated principal amount) (to be determined on the trade date)
Initial value :	Set equal to 100 on the pricing date
Final value :	100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)]
Basket component return:	(final component value – initial component value) / initial component value
Initial component value:	With respect to each basket component, the official closing level of such basket component as set forth under "Initial component value" above, and as determined by the calculation agent on the pricing date.
Final component value:	With respect to each basket component, the official closing level of such basket component on the valuation date.
Principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date/trade date*:	On or about June 16, 2026
Original issue date*:	On or about June 22, 2026 (3 business days after the pricing date)
Valuation date*:	July 8, 2027
Estimated initial value:	The estimated initial value of the PLUS on the pricing date is expected to be between $925.00 and $975.00 per PLUS, which will be less than the price to public. The market value of the PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Risk Factors" in the accompanying free writing prospectus.
CUSIP:	40447EMU7
ISIN:	US40447EMU72
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC.
Free writing prospectus:	https://www.sec.gov/Archives/edgar/data/83246/000110465926068054/tm2613458d411_fwp.htm

The pricing date, trade date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the PLUS.



Change in the Basket	Payment at Maturity*
+80.00%	$1,435.00
+60.00%	$1,435.00
+50.00%	$1,435.00
+40.00%	$1,435.00
+30.00%	$1,435.00
+29.00%	**$1,435.00**
+20.00%	$1,300.00
+10.00%	$1,150.00
0.00%	**$1,000.00**
-10.00%	$900.00
-20.00%	$800.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

* Assume a maximum payment at maturity of 143.50%.

Risk Considerations

It is important for you to understand that this offering summary does not contain all of the material information an investor should consider before investing in the PLUS, including a more complete description of the risks relating to the PLUS. This offering summary is not for distribution in isolation and must be read together with the accompanying free writing prospectus.

Risks Relating to the Structure or Features of the PLUS

- PLUS do not pay interest and may result in a loss.

- The appreciation potential of the PLUS is limited by the maximum payment at maturity.

- Changes in the levels of the basket components may offset each other.

- The amount payable on the PLUS is not linked to the value of the basket at any time other than the valuation date.

Risks Relating to the Basket Components

- Investing in the PLUS is not equivalent to investing in the basket components.

- There are risks associated with investments in securities linked to the value of equity securities issued by a foreign company.

General Risk Factors

- Credit risk of HSBC USA Inc.

- The estimated initial value of the PLUS, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any.

- The price of your PLUS in the secondary market, if any, immediately after the trade date is expected to be less than the price to public.

- If HSBC Securities (USA) Inc. were to repurchase your PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the PLUS.

- The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.

- Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.

- The PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

- The market price of the PLUS will be influenced by many unpredictable factors.

- The PLUS will not be listed on any securities exchange and secondary trading may be limited.

- The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying free writing prospectus under the caption "Additional Information About the PLUS —Tax considerations" concerning the U.S. federal income tax consequences of an investment in the PLUS, and you should consult your tax adviser.

If there is any inconsistency between any terms herein and the free writing prospectus relating to the PLUS, the free writing prospectus shall prevail. The issuer has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this preliminary free writing prospectus relates. Before you invest, you should read the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at https://www.sec.gov/edgar/search/. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling 212-525-8010.